SingTel

06013496

RECEIVED MAY 15 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 152

SUPPL

2 May 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 24 April 2006 to 28 April 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2006 18:21:16
Announcement No.	00252

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of buy-back
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today in relation to the proposed buy-back of shares, as required by ASX in accordance with its listing rules.
Attachments:	APPendix.PDF Total size = **98K** (2048K size limit recommended)

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Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

SEC MAIL PROCESSING SECTION RECEIVED MAY 15 2006 WASH, D.C. 152

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	On a show of hands – every member present in person and each proxy shall have one vote On a poll – every member present in person or by proxy shall have one vote for every share he holds or represents
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	16,704,363,616
6	Whether shareholder approval is required for buy-back	Shareholders' approval was obtained at the Extraordinary General Meeting on 29 July 2005.
7	Reason for buy-back	To satisfy obligations under awards of shares pursuant to the SingTel Executives' Performance Share Plan, as permitted under the Singapore Companies Act.

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	NA

On-market buy-back

9	Name of broker who will act on the company's behalf	To be determined
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 5 million shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	5 to 31 May 2006
13	If the company intends to buy back shares if conditions are met - those conditions	NA

Employee share scheme buy-back

14	Number of shares proposed to be bought back	NA
15	Price to be offered for shares	NA

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	NA
17	Number of shares proposed to be bought back	NA
18	Price to be offered for shares	NA

Equal access scheme

19	Percentage of shares proposed to be bought back	NA
20	Total number of shares proposed to be bought back if all offers are accepted	NA
21	Price to be offered for shares	NA
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	NA

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....[signature]............ Date: .....28 April 2006..........
(~~Director/~~Company secretary)

Print name: ....Chan Su Shan (Ms)...............................

== == == == ==

+ See chapter 19 for defined terms.

Foo Yen Yen

From: Lim Li Ching
Sent: Friday, April 28, 2006 6:22 PM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, April 28, 2006 6:21:16 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00252
Submission Date & Time :: 28-Apr-2006 18:20:27
Broadcast Date & Time :: 28-Apr-2006 18:21:16
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 01, 2006 6:47 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 330451.pdf

330451.pdf (97 KB)

ASX confirms the release to the market of Doc ID: 330451 as follows:
Release Time: 01-May-2006 08:46:12
ASX Code: SGT
File Name: 330451.pdf
Your Announcement Title: Appendix 3C - Announcement of buy-back

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/05/2006

TIME: 08:46:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3C - Announcement of Buy-Back

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Chan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2006 17:43:00
Announcement No.	00121

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Tax Updates
Description	
Attachments:	336-sgx.pdf Total size = **139K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

TAX UPDATES

Singapore Telecommunications Limited ("**SingTel**") wishes to announce the following tax updates:

Audit of tax losses

As at 31 December 2005, SingTel Optus Pty Limited ("**Optus**") and its subsidiary companies ("**Optus Group**") had estimated unutilised tax losses of approximately A$787 million (S$960 million) with tax effect of A$236 million (S$288 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As previously disclosed, the Australian Taxation Office ("**ATO**") had commenced an audit of the Optus Group's entitlements to carried forward tax losses.

In the fourth quarter ended 31 March 2006, the ATO completed the audit and concluded that no amendment was necessary to the Optus Group's tax returns for the years under review.

Recognition of unrecognised deferred tax asset brought forward

SingTel had previously disclosed that it had not recognised a potential deferred tax asset of approximately A$130 million brought forward from 31 March 2005, and that it would only assess the probability of realising this potential tax asset by utilisation against future taxable income of Optus in the last quarter of the financial year ended 31 March 2006.

The potential deferred tax asset arose from the interest expense provided by the investment holding company of Optus, Singapore Telecom Australia Investments Pty Limited ("**STAI**"), on its long term inter-company loan from SingTel. The loan amounting to A$5.2 billion, was made in June 2002 for a term of almost ten years, with interest rates pegged at a margin above floating rates.

SingTel believes that it is now probable for Optus to generate sufficient future taxable income to utilise the potential deferred tax asset. Accordingly, SingTel will recognise the brought forward deferred tax asset of approximately A$130 million or S$150 million for the quarter ended 31 March 2006. As in prior quarters, SingTel will continue to recognise a deferred tax asset of approximately S$30 million on the interest expense provided by STAI in the fourth quarter ended 31 March 2006. The total deferred tax asset recognised will be approximately S$180 million and approximately S$270 million for the quarter and financial year ended 31 March 2006, respectively.

Consequently, Optus now expects that no significant tax will be payable for the financial years ending 31 March 2007 and 31 March 2008.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Dated: 27 April 2006

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, April 27, 2006 5:43 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, April 27, 2006 5:43:00 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00121
Submission Date & Time :: 27-Apr-2006 17:42:20
Broadcast Date & Time :: 27-Apr-2006 17:43:00
Company Name :: SINGTEL
Submitted By :: Chan Su Chan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

Ong Winn Nie

From: ASX.Online@asx.com.au
Sent: Friday, April 28, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

329225.pdf (189 KB)

ASX confirms the release to the market of Doc ID: 329225 as follows: Release Time: 28-Apr-2006 08:30:21 ASX Code: SGT File Name: 329225.pdf Your Announcement Title: tax updates

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/04/2006

TIME: 08:30:31

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Tax Updates

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**